09042047

SEC MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 19 2009
Washington, DC
121

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SEC FILE NUMBER
8- 24054

n.a. 8/26

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/08 (MM/DD/YY) AND ENDING 6/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Selkirk Investments Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 N. Wall Street, Suite 310
(No. and Street)

Spokane (City) Washington (State) 99201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald R. Snyder 509-777-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williams & Webster, P. S.
(Name – *if individual, state last, first, middle name*)

601 W. Riverside, Suite 430 (Address) Spokane (City) Washington (State) 99201 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/17

OATH OR AFFIRMATION

I, Ronald Snyder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Selkirk Investments, Inc., as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOANNE HANSEN
COMMISSION EXPIRES
NOTARY PUBLIC
5-19-2011
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SELKIRK INVESTMENTS, INC.

TABLE OF CONTENTS

Williams & Webster, P.S.

Certified Public Accountants & Business Consultants

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Selkirk Investments, Inc.
Spokane, Washington

We have audited the accompanying statement of financial position of Selkirk Investments, Inc. as of June 30, 2009, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Selkirk Investments, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 14 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
August 12, 2009

Bank of America Financial Center
601 W. Riverside, Suite 430, Spokane, WA 99201
Phone (509) 838-5111 Fax (509) 838-5114

www.williams-webster.com

Center for Public Company Audit Firms
Private Companies Practice Section
AICPA, WSCPA

SELKIRK INVESTMENTS, INC.
STATEMENT OF FINANCIAL POSITION
June 30, 2009

ASSETS		
Cash	$	128,387
Deposits with clearing broker		50,016
Employee advances		28,393
Accounts receivable - related parties		9,800
Securities commissions receivable		2,893
Total Assets	$	219,489
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	65,641
Accrued vacation and sick leave		3,158
Accruals and taxes payable		2,422
Total Liabilities		71,221
COMMITMENTS & CONTINGENCIES		-
STOCKHOLDERS' EQUITY		
Capital stock - no par value, 200,000 shares authorized; 115,000 shares issued and outstanding		30,000
Paid-in capital		385,540
Accumulated deficit		(267,272)
Total Stockholders' Equity		148,268
Total Liabilities and Stockholders' Equity	$	219,489

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
STATEMENT OF INCOME
Year Ended June 30, 2009

REVENUES		
Commissions	$	599,376
Miscellaneous		30
Interest		333
		599,739
EXPENSES		
Commissions		216,226
Employee compensation and benefits		149,221
Occupancy and equipment rental		75,402
Taxes		35,783
Communications		7,633
Other operating expenses		105,118
		589,383
INCOME BEFORE TAXES		10,356
FEDERAL INCOME TAXES		354
NET INCOME	$	10,002

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended June 30, 2009

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
BALANCE, BEGINNING OF YEAR	$ 30,000	$ 385,540	$ (265,834)	$ 149,706
ADD (DEDUCT):				
Net income	-	-	10,002	10,002
Payment of dividends	-	-	(11,440)	(11,440)
BALANCE, END OF YEAR	$ 30,000	$ 385,540	$ (267,272)	$ 148,268

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
Year Ended June 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	10,002
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in assets:		
Annuity commission receivable		
Accounts receivable		(6,650)
Employee advances		(1,824)
Deposit with clearing broker		52
Security commission receivable		460
Increase (decrease) in liabilities		
Accounts payable and accrued liabilities		(22,066)
Net cash provided by operating activities		(20,026)
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payment of dividends		(11,440)
Net cash used by financing activities		(11,440)
NET INCREASE (DECREASE) IN CASH		(31,466)
CASH, BEGINNING OF YEAR		159,853
CASH, END OF YEAR	$	128,387
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Interest expense paid	$	-
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Selkirk Investments, Inc. (hereinafter "Selkirk"), located in Spokane, Washington, operates as an introducing broker/dealer, clearing transactions with and for customers on a fully disclosed basis through another broker/dealer.

Effective January 1, 1995, pursuant to a plan of reorganization, the Company became a wholly owned subsidiary of Empire Financial Group Incorporated ("EFGI"). At that date, the shareholders transferred all issued and outstanding shares of stock of Selkirk to EFGI in exchange for shares of EFGI.

Selkirk's year-end is June 30.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Selkirk Investments, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

<u>Cash and Cash Equivalents</u>
Cash and cash equivalents include short-term investments with original maturities of three months or less that are available to meet the cash needs of Selkirk.

<u>Accounting Method</u>
The Company's financial statements are prepared using the accrual method of accounting.

<u>Use of Estimates</u>
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements.

<u>Compensated Absences</u>
Employees are entitled to paid vacation, sick days, and personal days off depending on job classification, length of service, and other factors. At June 30, 2009, a total of $3,158 had been accrued for future compensated absences.

Derivative Instruments
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB No. 133", SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", and No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which is effective for the Company as of January 1, 2001. They also issued SFAS No. 161 in March, 2008. These standards establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. They also require disclosures about the entity's derivative and hedging activities.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At June 30, 2009, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Furniture and Equipment
Selkirk sold its furniture and equipment to its parent, Empire Financial Group, in 1999 at book value. EFGI leases the furniture and equipment back to Selkirk on an operating lease for $125 per month.

Revenue Recognition and Related Expenses
Selkirk recognizes income from trades made and investing activities, including its portion of any shared commissions. Total commission expense recorded for the year ended June 30, 2009 was $216,226 which includes all commissions paid to the Company's securities representatives.

Securities Transactions
Such transactions are recorded on a settlement date basis.

Income Taxes
Federal income taxes are calculated in accordance with Financial Accounting Standards Board Statement No. 109 and have been computed at statutory rates. See Note 6. Selkirk is part of a consolidated federal tax filing by its parent company, EFGI.

Fair Value of Financial Instruments
The Company's financial instruments as defined by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," include cash, accounts receivable, accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at June 30, 2009.

Anti-Money Laundering
The Company has adopted anti-money laundering policies in compliance with the 2001 US Patriot Act. Title III of the Patriot Act imposes obligations on brokers/dealers and other financial institutions under new anti-money laundering provisions and amendments to the existing Bank Secrecy Act requirements. Each employee has read the policy and attended an annual meeting for compliance with the Company policy.

Recent Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities", (hereinafter "SFAS No. 161). This statement requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. This is in addition to SFAS No. 133 because it does not provide adequate information about how derivative and hedging activities affect an entity's financial position, financial performance and cash flows.

This statement is effective for financial statements beginning after November 15, 2008. Management believes the adoption of this statement will have no immediate impact on the Company's financial condition or results of operations.

In May 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 162, "The Hierarchy of Generally Accepted Accounting Principles", (hereinafter "SFAS No. 162). This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).

This statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411. Management believes the adoption of this statement will have no immediate impact on the Company's financial condition or results of operations.

In May 2009, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 165, "Subsequent Events", (hereinafter "SFAS No. 165). The objective of this statement is to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth:

- The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements
- The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements
- The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

This statement is effective for interim or annual financial periods ending after June 15, 2009. Management believes the adoption of SFAS No. 158 will have no immediate impact on the financial position, results of operations, or cash flows.

In June 2009, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 166, "Accounting for Transfers of Financial Assets-an amendment SFAS No. 140." (hereinafter "SFAS No. 166). This statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. The Board undertook this project to address (1) practices that have developed since the issuance of SFAS No 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statements users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors.

This statement is effective for financial statements beginning after November 15, 2009. Management believes the adoption of this statement will have no immediate impact on the Company's financial condition or results of operations.

In June 2009, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 167, "Amendments to FASB Interpretation No 46(R)." (hereinafter "SFAS No. 167). This statement is to improve financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46, Consolidating of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166 Accounting for Transfers of Financial Assets, and (2) constituent concerns about the application of certain key provision of Interpretation 46 (R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise's involvement in a variable interest entity.

This statement is effective for financial statements beginning after November 15, 2009. Management believes the adoption of this statement will have no immediate impact on the Company's financial condition or results of operations.

In June 2009, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162", (hereinafter "SFAS No. 168). This statement says the FASB Accounting Standards Codification will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature included in the Codification will become nonauthoritative.

This statement is effective for interim and annual periods ending after September 15, 2009.

Management believes the adoption of this statement will have no immediate impact on the Company's financial condition or results of operations.

NOTE 3 – NET CAPITAL REQUIREMENT

Selkirk is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500% (15 to 1). At June 30, 2009, Selkirk had net capital of $110,076 which is

$60,076 more than its required net capital of $50,000. Selkirk's ratio of aggregate indebtedness to net capital was .65 to 1. Selkirk is exempt from SEC Rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customers securities.

NOTE 4 - OPERATING LEASES

Selkirk leases office space, furniture and fixtures, a postage machine, and computer equipment under terms of operating leases. Lease payments for the aforementioned expenditure categories in the year ended June 30, 2009 were $60,923, $1,766, $652, and $12,713 respectively. The lease for office space, which calls for monthly payments of $5,091, expires March 31, 2012; and will be rented on a month by month basis thereafter, until a new office space agreement is entered into by the Company. The lease for furniture and fixtures is an annual lease, which currently calls for a monthly payment of $125, and is in effect until November, 2009. The company has recently acquired a new postage machine, which calls for quarterly payments of $150 and is in effect until May of 2011. The Company has entered a lease for computer information services, which calls for monthly payments of $1,950, and were accrued for 3 months before the lease was terminated. The lease with Dell for computer equipment, which calls for monthly payments of $523, is in effect until November of 2009.

Total lease commitments for the subsequent fiscal years ending June 30 are as follows:

2010	$64,932
2011	$61,642
2012	$45,819

NOTE 5 - DEFINED CONTRIBUTION 401(k)

EFGI sponsors a defined contribution 401(k) plan that covers employees and employees of the affiliated group who are at least 21 years of age. Employees may contribute up to 20% of eligible compensation up to a federally mandated maximum. Employer contributions are discretionary with a minimum contribution of 1% of participants' compensation. For the year ended June 30, 2009, Selkirk reimbursed EFGI for contributions totaling $973.

NOTE 6 - FEDERAL INCOME TAX

Federal income taxes are calculated in accordance with Financial Accounting Standards Board Statement No. 109 and have been computed at statutory rates. Selkirk is part of a consolidated federal tax filing by its parent company, EFGI on a calendar year basis.

The current tax provision shown on the Company's statement of income represents the federal income tax the Company would have incurred on a separate basis, although federal income tax returns are filed on a consolidated basis by its parent on a calendar year basis. In accordance with regulatory requirements and Statement of Financial Accounting Standard No. 71 for regulated activities, the Company has a tax provision for the fiscal year ended June 30, 2009 of $354. At June 30, 2009, Selkirk's parent company had filed the calendar year 2007 tax return. As such, Selkirk has recorded a tax liability to its parent representing its tax provision of $354 for the twelve months ending June 30, 2009, which represents its total tax liability.

The current tax provision is based upon statutory rates with modifications to income for deduction limitations as shown below:

		Year ended 30-Jun-09
Income before taxes	$	10,356
Add permanent differences:		
Life insurance premiums		4,906
Meals & entertainment		8,316
Taxable income		23,578
Statutory tax rate		0.34
Tax provision		8,017
Surtax benefit		7,663
Income tax provision	$	354

NOTE 7 - RELATED-PARTY TRANSACTIONS

Selkirk leases office furniture and fixtures from its parent corporation, as described in Note 4. During the period ended June 30, 2009, lease payments totaled $1,766.

As of June 30, 2009 the following was owed to Selkirk: Empire Financial Group Incorporated ("EFGI") owed Selkirk $9,800; Employee advances owed were $28,393.

NOTE 8 – RULE 17a-5

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the audited statement of financial condition of the Company as of June 30, 2009 is available for examination and copying at Selkirk's offices and at the Los Angeles, California, Pacific Regional Office of the Commission.

Selkirk Investments, Inc.
Schedule of Computation of Reserve Requirement of "Special Reserve Bank Account for Exclusive Benefit of Customers"
and
Information for Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2009

Selkirk Investments, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Selkirk Investments, Inc. is not required to carry a "Special Reserve Bank Account for the Exclusive Benefits of the Customers", as stated under exemption rule 15c3-3 (k) (2) (b).

SELKIRK INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL
June 30, 2009

NET CAPITAL:		
Total stockholders' equity	$	148,268
Non-allowable receivable		(38,192)
NET CAPITAL AT JUNE 30, 2009	$	110,076
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	71,221
TOTAL AGGREGATE INDEBTEDNESS	$	71,221
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital	$	110,076
Less: minimum net capital required		50,000
Net capital in excess of minimum requirement	$	60,076
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.65

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
Selkirk Investments, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of Selkirk Investments, Inc. (the Company), as of and for the year ended June 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. *A significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
August 12, 2009

Selkirk Investments, Inc.
Reconciliation of Computation of Aggregate Indebtedness and Net Capital with that of the Registrant as Filed in Part II of Form X-17A-5
June 30, 2009

AGGREGATE INDEBTEDNESS:

Aggregate indebtedness as reported by registrant	$71,221
Aggregate indebtedness as computed on page 15	$71,221

NET CAPITAL:

Net capital as reported by registrant	$110,076
Net capital as computed on page 15	$110,076

SELKIRK INVESTMENTS, INC.

Financial Statements and Independent Auditor's Report

June 30, 2009

Williams & Webster, P.S.
Certified Public Accountants
Bank of America Financial Center
601 W. Riverside, Suite 430
Spokane, Washington 99201
(509) 838-5111